UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Halozyme Therapeutics, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of class of securities)

406 37H 109

(CUSIP NUMBER)

Third Security, LLC
The Governor Tyler
1881 Grove Ave.
Radford, Virginia 24141
Attention: Marcus E. Smith, Esq.
Telephone No.: 540-633-7971

Copy to:

David I. Meyers, Esq.
John Owen Gwathmey, Esq.
Troutman Sanders LLP
1001 Haxall Point
Richmond, Virginia 23219
(804) 697-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☒.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 406 37H 109	Page 2 of 7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) RANDAL J. KIRK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 365,000
	8	SHARED VOTING POWER 7,172,830
	9	SOLE DISPOSITIVE POWER 365,000
	10	SHARED DISPOSITIVE POWER 7,172,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,537,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 406 37H 109	Page 3 of 7

Item 1.	Security and Issuer.

The class of equity securities to which this Statement relates is the Common Stock, $0.001 par value per share, (the “Common Stock”) of Halozyme Therapeutics, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 11588 Sorento Valley Road, Suite 17, San Diego, CA 92121.

Item 2.	Identity and Background.

This Statement is being filed on behalf of Mr. Randal J. Kirk (“Mr. Kirk”), Radford Investments Limited Partnership, a Delaware limited partnership that is controlled by Mr. Kirk (“Radford”), Randal J. Kirk (2000) Limited Partnership, a Delaware limited partnership that is controlled by Mr. Kirk (“2000LP”), New River Management IV, LP, a Virginia limited partnership that is controlled by Mr. Kirk (“NRM IV”), RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk (“RJK”) and Third Security Staff 2001 LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Staff 2001” and, together with Mr. Kirk, Radford, 2000LP, NRM IV and RJK, the “Reporting Persons”).

(a)-(c) The address of the principal business office of each of the Reporting Persons is The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141. The present principal occupation/employment of Mr. Kirk is Senior Managing Director and Chief Executive Officer of Third Security, LLC, an investment management firm founded by Mr. Kirk. The principal business of each of Radford, 2000LP, NRM IV, RJK and Staff 2001 is investment.

(d)-(e) During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, any of the managers or joint holders of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kirk is a citizen of the United States. Radford and 2000LP are entities organized under the laws of the State of Delaware. NRM IV, RJK and Staff 2001 are entities organized under the laws of the Commonwealth of Virginia.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired 7,512,830 of the shares of Common Stock reported herein through private placements under Section 4(2) of the Securities Act of 1933, as amended, and open market purchases totaling approximately $19,978,916 using the Reporting Person’s personal funds and working capital. On May 15, 2007, an additional 15,000 restricted shares of Common Stock and immediately exercisable options to purchase 10,000 shares of Common Stock were granted to Mr. Kirk by the Company upon Mr. Kirk becoming a director of the Company.

CUSIP No. 406 37H 109	Page 4 of 7

Item 4.	Purpose of Transaction.

The Reporting Persons' purpose in purchasing the Common Stock reported in Item 5(a) hereof is for investment purposes and as described in the following paragraphs. The Reporting Persons, or any of them, may purchase additional shares of Common Stock from time to time, either in the open market or in privately negotiated transactions. Any decision of the Reporting Persons to increase their holdings in Common Stock will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Persons and general economic and market conditions. At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock depending on those and other considerations.

On April 23, 2007, the Company and New River Management V, L.P., a Virginia limited partnership that is controlled by Mr. Kirk (“NRM V”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) for a $32.1 million private placement of newly issued shares of Common Stock. The Stock Purchase Agreement contains customary closing conditions, including the receipt of anti-trust clearance, and is not subject to shareholder approval. Upon the satisfaction of the closing conditions, the Company will issue 3,500,000 shares of Common Stock to NRM V at a price of $9.17 per share. This sales price represents a $0.22 per share premium to the closing price of the Company’s Common Stock on the date that the parties executed the Stock Purchase Agreement.

On May 15, 2007, Mr. Kirk was elected by the Board if Directors of the Company to fill a newly created vacancy on the Board of Directors. Pursuant to the Company's outside director compensation policy, upon Mr. Kirk's election to the Company's Board of Directors, Mr. Kirk was granted 15,000 restricted shares of Common Stock and immediately exercisable options to purchase 10,000 shares of Common Stock.

Prior to his election as a director of the Company, Mr. Kirk reported the shares of Common Stock beneficially owned by him on a Schedule 13G filed March 3, 2006 and amended on August 18, 2006.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The Reporting Persons may formulate plans or proposals with respect to one or more of the foregoing in the future.

CUSIP No. 406 37H 109	Page 5 of 7

Item 5.	Interest in Securities of the Issuer.

(a)   The aggregate number and percentage of shares of Common Stock to which this statement relates is 7,537,830 shares of Common Stock, representing 10.5% of the 71,944,186 shares of Common Stock outstanding as of the date of this statement, based upon the number of shares disclosed by the Company as of May 10, 2007, in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (the most recent available filing by the Company with the Securities and Exchange Commission). Mr. Kirk directly beneficially owns 365,000 shares of Common Stock to which this statement relates (10,000 of such shares of Common Stock he has the right to acquire pursuant to immediately exercisable stock options). The remaining 7,172,830 shares of Common Stock to which this statement relates are directly beneficially owned as follows:

Owner	Shares
Radford	3,000,000
2000LP	2,189,050
NRM IV	1,326,320
RJK	522,460
Staff 2001	135,000

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Radford, 2000LP, NRM IV, RJK and Staff 2001.

(b)   Number of shares of Common Stock as to which such persons have:

(i)     sole power to vote or to direct the vote - 365,000

(ii)    shared power to vote or to direct the vote - 7,172,830 (1)

(iii)    sole power to dispose of or to direct the disposition of - 365,000

(iv)   shared power to dispose of or to direct the disposition of - 7,172,830 (1)

(1) Includes shares of Common Stock held by the following entities over which Mr. Kirk (or an entity over which he exercises exclusive control) exercises exclusive control: 3,000,000 shares of Common Stock held by Radford; 2,189,050 shares of Common Stock held by 2000LP; 1,326,320 shares of Common Stock held by NRM IV; 522,460 shares of Common Stock held by RJK; and 135,000 shares of Common Stock held by Staff 2001.

(c)   On April 23, 2007, the Company and NRM V, entered into a Stock Purchase Agreement for a $32.1 million private placement of newly issued shares of Common Stock. The Stock Purchase Agreement contains customary closing conditions, including the receipt of anti-trust clearance, and is not subject to shareholder approval. Upon the satisfaction of the closing conditions, the Company will issue 3,500,000 shares of Common Stock to NRM V at a price of $9.17 per share. This sales price represents a $0.22 per share premium to the closing price of the Company’s Common Stock on the date that the parties executed the Stock Purchase Agreement.

CUSIP No. 406 37H 109	Page 6 of 7

On May 15, 2007, the Company granted Mr. Kirk 15,000 restricted shares of Common Stock and immediately exercisable options to purchase 10,000 shares of Common Stock pursuant to the Company’s outside director compensation policy.

Except as set forth above, none of the Reporting Persons has effected any transactions in the Common Stock effected during the past 60 days.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated herein by reference. Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Persons, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
Exhibit 1
Stock Purchase Agreement by and among the Company and NRM V, dated as of April 23, 2007 (filed as Exhibit 99.1 to the Current Report on Form 8-K of the Company, dated as of April 24, 2007, and incorporated herein by reference).

CUSIP No. 406 37H 109	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2007

/s/ RANDAL J. KIRK
Randal J. Kirk

Exhibit Index

Exhibit	Description
Exhibit 1
Stock Purchase Agreement by and among the Company and NRM V, dated as of April 23, 2007 (filed as Exhibit 99.1 to the Current Report on Form 8-K of the Company, dated as of April 24, 2007, and incorporated herein by reference).